UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

23, Rue Basse
98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of a press release of Dynagas LNG Partners LP (the "Partnership") dated November 23, 2015 announcing the results of the Partnership's Annual General Meeting of Limited Partners.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: November 30, 2015	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

Dynagas LNG Partners LP Announces Results of 2015 Annual General Meeting of Limited Partners

MONACO – November 24, 2015 – Dynagas LNG Partners LP (the "Partnership") (NYSE: DLNG) conducted its Annual General Meeting of Limited Partners on November 20, 2015 in Athens, Greece. The following resolutions were approved:

1.	To re-elect Evangelos Vlahoulis to serve as a Class I Director for a three-year term until the 2018 Annual Meeting of Limited Partners; and

2.	To re-appoint Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Partnership's independent auditors for the fiscal year ending December 31, 2015.

Forward-Looking Statements:

The statements in this press release that are not historical facts may be forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership's control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. In addition, there are important factors that could cause actual results to differ materially from those discussed in the forward-looking statements.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these risks, uncertainties, and other important factors. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements.

Contact Information:
Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +37799996445
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
 E-mail: dynagas@capitallink.com